Mail Stop 4561

July 13, 2009

William W. Smith, Jr.
President and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viejo, California 92656

>   **Re: Smith Micro Software, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed on March 10, 2009**
>   **Form 10-K/A for the fiscal year ended December 31, 2008**
>   **Filed on April 29, 2009**

Dear Mr. Smith:

We have completed our review of your filings and have no further comments at
this time.

>   Sincerely,

>   Matthew Crispino
>   Staff Attorney

cc: Via facsimile at (213) 457-8080
        Allen Z. Sussman
        Reed Smith LLP